UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Factual Data Corporation

___________________________________________________________

(Name of Issuer)

COMMON STOCK

___________________________________________________________

(Title of Class of Securities)

303094106

_________________________________________________

(CUSIP Number)

December 31, 2001

___________________________________________________________

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[x] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 303094106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BANK OF AMERICA CORPORATION 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	16,074
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,096,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,829
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.18%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 303094106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BankAmerica Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,096,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,755
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 303094106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): CIVC Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,096,755
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,096,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,755
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 303094106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): CIVC Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,096,755
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	1,096,755
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,755
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 303094106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): CIVC SBIC Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,096,755
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	1,096,755
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,755
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a). Name of Issuer:

Factual Data Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

5200 Hahns Peak Drive

Suite 200

Fort Collins, CO 80538

Item 2(a). Name of Person Filing:

Bank of America Corporation ("Bank of America")

BankAmerica Investment Corporation ("BAIC")

CIVC Partners, LLC ("General Partner")

CIVC Fund, L.P. ("CIVC Fund")

CIVC SBIC Fund, LLC ("CIVC SBIC Fund")

(collectively, the "Reporting Persons")

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Bank of America Corporation

100 North Tryon Street

Charlotte, NC 28255

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number: 303094106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4. Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G (p. 2), which are incorporated herein by reference.

Pursuant to an irrevocable proxy executed by each of five individuals Continental Illinois Venture Corporation ("CIVC") has the right to vote 16,074 shares of Common Stock. As the indirect owner of 100% of CIVC, Bank of America may be deemed to be the beneficial owner of such shares; however Bank of America disclaims beneficial ownership of such shares.

CIVC SBIC Fund has sole power to vote and dispose of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund. As the owner of 100% of the equity in CIVC SBIC Fund, CIVC Fund may also be deemed to have the sole power to direct the vote and the disposition of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund. As the sole general partner and manager of CIVC Fund, General Partner may also be deemed to have the sole power to direct the vote of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund; however, General Partner does not have the sole power to direct the disposition of such shares.

An advisory committee must unanimously approve the disposition of any investments held by CIVC Fund or CIVC SBIC Fund. General Partner is entitled to appoint one member and BAIC is entitled to appoint three members to such advisory. No other person or entity has the right to appoint members to the Advisory Committee. Consequently, General Partner and BAIC may be deemed to share the power to direct the disposition of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund. As the owner of 100% of the equity in BAIC, the Bank may be deemed to share the power to direct the disposition of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund with General Partner and, therefore, may be deemed to beneficially own such shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of

Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

See Item 4(a) and Exhibit A

Item 8. Identification and Classification of Members of the

Group:

See Item 4(a) and Exhibit A

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002

BANK OF AMERICA CORPORATION

By: /s/ Amy S. Anderson

Amy S. Anderson

Assistant Vice President

Corporate Compliance

BANKAMERICA INVESTMENT CORPORATION

By: /s/ Julie A. Kunetka

Julie A. Kunetka

Senior Vice President

Legal

CIVC PARTNERS, LLC

By: /s/ Christopher J. Perry

Christopher J. Perry

Managing Member

CIVC FUND, L.P.

By: CIVC PARTNERS, LLC, its general partner

By: /s/ Christopher J. Perry

Christopher J. Perry

Managing Member

CIVC SBIC FUND, LLC

By: /s/ Christopher J. Perry

Christopher J. Perry

Managing Member

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2002

BANK OF AMERICA CORPORATION

By: /s/ Amy S. Anderson

Amy S. Anderson

Assistant Vice President

Corporate Compliance

BANKAMERICA INVESTMENT CORPORATION

By: /s/ Julie A. Kunetka

Julie A. Kunetka

Senior Vice President

Legal

CIVC PARTNERS, LLC

By: /s/ Christopher J. Perry

Christopher J. Perry

Managing Member

CIVC FUND, L.P.

By: CIVC PARTNERS, LLC, its general partner

By: /s/ Christopher J. Perry

Christopher J. Perry

Managing Member

CIVC SBIC FUND, LLC

By: /s/ Christopher J. Perry

Christopher J. Perry

Managing Member